AUDITORS’ REPORT

To the Unitholders of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust (“PET”) as at December 31, 2005 and 2004 and the consolidated statements of earnings (loss) and deficit and cash flows for the years then ended.  These financial statements are the responsibility of PET’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PET as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“signed”

KPMG LLP

Chartered Accountants

Calgary, Canada

March 20, 2006

MANAGEMENT’S REPORT

The accompanying consolidated financial statements of Paramount Energy Trust and all the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors of the Administrator of the Trust.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.  When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances.  Financial statements are not precise since they include certain amounts based on estimates and judgements.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Trust’s assets are appropriately accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors of the Administrator of the Trust consists of non-management directors.  The Committee meets regularly with management as well as with the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibility, and to review the Annual Report.  The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the Unitholders.  The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditor, in accordance with auditing standards generally accepted in Canada on behalf of the Unitholders.  KPMG LLP has full and free access to the Audit Committee and Management.

“signed”	“signed”

Susan L. Riddell Rose	Cameron R. Sebastian
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
March 20, 2006

Paramount Energy Trust

Consolidated Balance Sheets

As at	December 31, 2005	December 31, 2004
($ thousands)

Assets
Current assets
Accounts receivable	$ 57,837	$ 30,355
Other assets (note 2)	5,269	1,773
Property, plant and equipment (notes 3 and 4)	728,173	494,885
Goodwill (note 3)	29,129	29,698
	$ 820,408	$ 556,711

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 36,910	$ 21,674
Distributions payable	19,796	13,065
Bank and other debt (note 5)	168,106	171,698
	224,812	206,437

Gas over bitumen royalty adjustments (note 13)	41,789	11,200
Asset retirement obligations (notes 4 and 9)	94,276	34,116
Convertible debentures (note 6)	64,888	38,419
Future income taxes (note 12)	-	2,088

Unitholders’ Equity
Unitholders’ capital (note 7)	769,210	495,862
Equity component of convertible debentures	490	-
Contributed surplus (note 7)	4,052	4,536
Deficit	(379,109)	(235,947)
	394,643	264,451
	$ 820,408	$ 556,711
See accompanying notes Basis of Presentation: note 1 Commitments and contingency: notes 10,11 and 13 Subsequent events: note 14
“signed”		“signed”
John W. Peltier		Donald J. Nelson
Director		Director

Paramount Energy Trust

Consolidated Statements of Earnings (Loss) and Deficit

	Year Ended December 31
	2005	2004
($ thousands except per unit amounts)

Revenue
Oil and natural gas	$ 424,741	$ 239,957
Royalties	(88,746)	(41,661)
	335,995	198,296

Expenses
Operating	64,016	38,818
Transportation	13,688	9,782
Exploration	19,808	2,867
General and administrative	12,800	9,493
Gas over bitumen (note 13)	1,000	1,160
Interest on bank and other debt (note 5)	7,963	4,817
Interest on convertible debentures (note 6)	6,314	1,410
Write-down of property, plant and equipment (note 4)	-	65,384
Depletion, depreciation and accretion (notes 4 and 9)	149,735	108,867
	275,324	242,598
Earnings (Loss) before Income Taxes	60,671	(44,302)
Future income tax reduction (Note 12)	(1,519)	(27,610)
Capital taxes	320	852
	(1,199)	(26,758)
Net Earnings (Loss)	61,870	(17,544)

Deficit, beginning of year	(235,947)	(97,089)
Distributions	(205,032)	(121,314)

Deficit, end of year	$ (379,109)	$ (235,947)

Earnings (loss) per Trust Unit (note 1(d))
Basic & diluted	$ 0.82	$ (0.32)

Distributions per Trust Unit	$ 2.72	$ 2.18

See accompanying notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

	Year Ended December 31
	2005	2004
($ thousands)

Cash provided by (used for)
Operating activities
Net earnings (loss)	$ 61,870	$ (17,544)
Items not involving cash
Depletion, depreciation and accretion	149,735	108,867
Trust Unit-based compensation (note 8)	1,993	2,374
Write-down of property, plant and equipment	-	65,384
Future income tax reduction	(1,519)	(27,610)
Amortization of other assets	700	147
Gas over bitumen royalty adjustments (note 13)	30,589	11,200
Expenditures on asset retirement obligations	(660)	-
Change in non-cash working capital	(5,359)	(6,377)
	237,349	136,441

Financing activities
Issue of Trust Units	171,052	142,364
Distributions to Unitholders	(176,071)	(116,680)
Issue of convertible debentures	96,000	46,080
Change in bank and other debt	(3,592)	116,134
Change in non-cash working capital and other assets	5,172	5,263
	92,561	193,161

Investing activities
Acquisition of investment	(1,243)	-
Disposal of investment	594	-
Acquisition of properties	(287,223)	(350,274)
Proceeds on sale of property and equipment	6,285	32,750
Exploration and development expenditures	(43,046)	(28,891)
Change in non-cash working capital	(5,277)	16,813
	(329,910)	(329,602)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -

Interest paid	$ 15,128	$ 4,649
Taxes paid	$ 457	$ -

See Accompanying Notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in $Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units (“Trust Units” or “Units”) of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET Trust Indenture.

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  A reconciliation between Canadian GAAP and United States of America GAAP (“US GAAP”) is disclosed in Note 15.

a)

Principles of Consolidation  The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned.

b)

Petroleum and Natural Gas Operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses including geological and geophysical costs, lease rentals and exploratory dry hole costs are charged to earnings as incurred.  Leasehold acquisition costs including costs of drilling and equipping successful wells are capitalized.  The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.  Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proved developed reserves of operational fields. Depletion and depreciation of acquisition costs are based on estimated total proved reserves of operational fields.

The net amount at which petroleum and natural gas costs on an operational field are carried is subject to a cost-recovery test annually or as economic events dictate.  An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value.  The carrying values of capital assets including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 5 percent to 33 percent.

c)

Asset Retirement Obligations  The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)

Per Unit Information  Basic earnings (loss) per Trust Unit are calculated using the weighted average number of Trust Units outstanding (2005 - 74,997,667; 2004 – 54,187,525). PET uses the treasury stock method where only dilutive instruments where market price exceeds exercise price impact the diluted calculations.  In computing diluted earnings (loss) per Trust Unit 740,066 net Trust Units were added to the weighted average number of Trust Units outstanding during the year ended December 31, 2005 (2004 – nil net Units) for the dilutive effect of incentive rights.  In computing diluted earnings (loss) per Trust Unit 175,000 Incentive Rights, as well as 2,992,558 potentially issuable Trust Units through the 6.25% convertible debentures, were excluded as the exercise and conversion prices were out of the money at December 31, 2005.  For 2004 all units were excluded from the diluted earnings (loss) per Trust Unit calculation as PET recorded a loss for the period.

e)

Foreign Currency Translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

f)

Financial Instruments  Financial instruments may be utilized by PET to manage its exposure to commodity price fluctuations, foreign currency and interest rates.

PET uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in earnings as a component of natural gas revenue during the same period as the corresponding hedged position.

PET formally documents, specifically defining relationships between hedging instruments and hedged items, its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.  Both at the hedge’s inception and on an ongoing basis PET also formally assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

g)

Income Taxes  PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to the PET Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements related to the operations of the Trust. The Administrator has no tax balances.

PET’s corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

h)

Incentive Rights Plans  PET has a Unit Incentive Plan and a Bonus Rights Plan as described in Note 8.   Incentive Rights granted under the Unit Incentive Plan are accounted for using the fair-value based method. Upon the exercise of the rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital.

Rights granted under the Bonus Rights Plan are charged to earnings in the period they are granted, and a corresponding liability is recognized for any unexercised bonus rights.  This liability is adjusted at each balance sheet date as a result of changes in the market trading price of the Trust Units.

i)

Measurement Uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates prepared by PET’s independent reserves evaluators. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

j)

Revenue Recognition  Revenue associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from the Trust to its customers.

k)

Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

l)

Gas Over Bitumen Royalty Adjustments Royalty adjustments received are recorded as a liability as PET cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments will be included in earnings when such determination can be made (see note 13).

2.

OTHER ASSETS

	December 31, 2005	December 31, 2004

Convertible debenture issue costs	$ 2,269	$ 1,773
Investment	3,000	-
	$ 5,269	$ 1,773

Convertible debenture issue costs are amortized to earnings over the life of the related debentures and any umamortized amounts are reclassified to Unitholders’ capital as and when debentures are converted to Trust Units.  As at December 31, 2005, accumulated amortization of $0.6 million (2004 - nil) has been recognized in these financial statements.

The investment of $3.0 million is related to PET’s 11% interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company.   PET exchanged certain oil and gas assets for 4.0 million shares in Sebring in January 2005.  This investment is accounted for on a cost basis.

3.

ACQUISITIONS

a)

On May 17, 2005 the Trust closed the acquisition of producing natural gas properties in Northeast Alberta for an aggregate purchase price of $273.5 million.

Property, plant and equipment acquired	$ 286,768
Asset retirement obligations	(13,267)
Net purchase price	$ 273,501

b)

On July 16, 2004 PET acquired Cavell Energy Corporation (“Cavell”) for consideration of 6,931,633 Trust Units with an ascribed value of $78.7 million plus $30 million of cash and acquisition costs, net of stock option proceeds, of $8.0 million.  Cavell was a public oil and gas exploration and production company active in Western Canada.  This transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Property, plant and equipment	$ 156,822
Goodwill	29,698
Working capital deficiency	(5,572)
Bank debt	(28,729)
Asset retirement obligation	(5,847)
Future income taxes	(29,698)
$ 116,674

Consideration
Cash	$ 30,000
Trust units issued	78,674
Acquisition costs	8,000
$ 116,674

Goodwill recognized on the purchase of Cavell has been reduced by $0.5 million in 2005 to reflect adjustments to certain income tax balances of Cavell at the closing date of the acquisition.

4.

PROPERTY, PLANT AND EQUIPMENT

	December 31, 2005	December 31, 2004

Petroleum and natural gas properties	$ 1,274,639	$ 954,351
Asset retirement costs	87,990	30,787
Corporate assets	16,020	14,754
	1,378,649	999,892
Accumulated depletion and depreciation	(650,476)	(505,007)
	$ 728,173	$ 494,885

Property, plant and equipment costs include undeveloped land of $83.9 million (2004 - $72.5 million) and $32.5 million of costs (2004 - $35.4 million) related to shut-in gas over bitumen reserves (Note 14), which are not being depleted due to the non-producing status of the related wells.

At December 31, 2004 the Trust recorded a write-down to property, plant and equipment in the amount of $65.4 million as a result of prescribed successful efforts impairment tests related primarily to the Trust’s Saskatchewan properties.

Corporate assets include $10.5 million related to the acquisition of PET’s head-office building and related leasehold improvements acquired in November 2004.

5.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks (the “Credit Facility”).  The Credit Facility currently has a borrowing base of $310 million, consisting of a demand loan of $300 million and a working capital facility of $10 million.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $2.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at December 31, 2005 was 4.2% (2004 – 3.8%).

6.

CONVERTIBLE DEBENTURES

In accordance with Canadian accounting standards, the Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.

The Trust’s 6.25% convertible unsecured subordinated debentures (the “6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. During the year ended December 31, 2005, $42.1 million of 6.25% Convertible Debentures were converted, resulting in the issuance of 2,175,380 Trust Units.

The Trust’s 8% convertible unsecured subordinated debentures (the “8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.  During the year ended December 31, 2005, $31.1 million of 8% Convertible Debentures were converted, resulting in the issuance of 2,187,642 Trust Units.

At the option of PET, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At December 31, 2005, the Trust had $7.4 million in 8% Convertible Debentures outstanding with a fair market value of $11.6 million, and $57.9 million in 6.25% Convertible Debentures outstanding with a fair market value of $66.6 million.

	8% Series		6.25% Series
	Number of debentures	Amount	Number of debentures	Amount	Total Amount
August 10, 2004 issuance	48,000	$ 48,000	-	$ -	$ 48,000
Converted into Trust Units	(9,581)	(9,581)	-	-	(9,581)
Balance, December 31, 2004	38,419	38,419	-	-	38,419
April 26, 2005 issuance	-	-	100,000	100,000	100,000
Portion allocated to equity	-	-	-	(846)	(846)
Accretion of non-cash interest expense	-	-	-	118	118
Converted into Trust Units	(31,065)	(31,065)	(42,094)	(41,738)	(72,803)
Balance, December 31, 2005	7,354	$ 7,354	57,906	$ 57,534	$ 64,888

7.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of special voting units. No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital during the year ended December 31, 2005:

	Number
Trust Units	Of Units	Amount

Balance, December 31, 2003	44,638,376	$ 260,019
Units issued pursuant to Unit offerings	12,295,547	146,675
Units issued pursuant to corporate acquisition (Note 4)	6,931,633	78,674
Units issued pursuant to Unit Incentive Plan	153,875	1,538
Units issued pursuant to Distribution Reinvestment Plan	632,829	8,185
Units issued pursuant to conversion of debentures	674,711	9,581
Issue costs on convertible debentures converted to Trust Units	-	(383)
Trust Unit issue costs	-	(8,427)
Balance, December 31, 2004	65,326,971	495,862
Units issued pursuant to Unit offering	9,500,000	160,075
Units issued pursuant to Unit Incentive Plan	438,250	4,013
Units issued pursuant to Distribution Reinvestment Plan	2,853,601	49,471
Units issued pursuant to conversion of debentures	4,363,022	73,158
Issue costs on convertible debentures converted to Trust Units	-	(2,685)
Trust Unit issue costs	-	(10,684)
Balance, December 31, 2005	82,481,844	$ 769,210

A reconciliation of contributed surplus is provided below:

Balance, as at January 1, 2004	$ 3,136
Trust Unit-based compensation expense	2,374
Transfer to Unitholders’ capital on exercise of Incentive Rights	(974)
Balance, as at December 31, 2004	4,536
Trust Unit-based compensation expense	1,993
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,477)
Balance, as at December 31, 2005	$ 4,052

c)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Unit certificates to the Trustee, together with a properly completed notice requesting redemption.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units. The redemption amount will be payable on the last day of the following calendar month.  The "closing market price" will be the closing price of the Trust Units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or, if there was no trade of the Trust Units on that date, the average of the last bid and ask prices of the Trust Units on that date.

8.

UNIT INCENTIVE PLANS

a)

Unit Incentive Plan

PET has adopted an Unit Incentive Plan which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.  The exercise price of the Incentive Rights ("Exercise Price") shall, subject to certain limitations, be reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET's consolidated net property, plant and equipment on its balance sheet at each calendar quarter end.

The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Trust Units.

At December 31, 2005 a combined total of 3,963,838 (2004 – 3,963,838) Trust Units had been reserved under the Unit Incentive Plan and the Bonus Rights Plan (see note 9 (b)).  As at December 31, 2005 60,875 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (123,500 as of December 31, 2004).

PET used the Binomial Lattice option-pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	Year of Grant
	2005	2004
Distribution yield	1.7 – 3.7%	2.7 – 3.3%
Expected volatility	21.0%	20.0%
Risk-free interest rate	3.12 – 3.89%	3.24 - 3.99%
Expected life of Rights (years)	3.75	3.75
Vesting period of Rights (years)	4.0	4.0
Contractual life of Rights (years)	5.0	5.0
Weighted average fair value per option on the grant date	$2.91	$1.80

Rights	Average exercise price	Rights
Balance, December 31, 2003	$ 4.22	1,145,500
Granted	11.38	621,125
Exercised	3.54	(153,875)
Cancelled	-	-
Balance, December 31, 2004	6.13	1,612,750
Granted	17.33	722,125
Exercised	3.50	(438,250)
Cancelled	12.37	(248,500)
Balance, December 31, 2005	$ 10.79	1,648,125
Rights exercisable, December 31, 2005	$ 9.01	60,875

The following summarizes information about Incentive Rights outstanding at December 31, 2005 assuming the reduced Exercise Price described above:

Range of Exercise Prices	Number outstanding at December 31, 2005	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at December 31, 2005	Weighted average exercise price/Right
$ 0.001	482,750	2.1	$ 0.001	-	$ -
$ 7.54 - $ 7.65	135,000	2.9	7.60	37,500	7.60
$ 8.34 - $ 13.30	351,750	3.9	9.14	23,375	10.44
$ 14.36 - $ 22.70	678,625	4.6	17.29	-	-
Total	1,648,125	4.0	$ 10.79	60,875	$ 9.01

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (the “Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“service providers”). As part of a service provider’s annual bonus the Board or a committee of the Board of the Administrator may issue bonus rights to purchase Trust Units (“Bonus Rights”) in lieu of cash at a nominal price of $0.01 per Unit. The Bonus Rights vest over 2 years.  Subject to approvals from Unitholders and regulatory authorities, the Trust intends to issue the required Trust Units from treasury.

Bonus Rights granted under the Plan may be exercised during a period (the "Exercise Period") no later than December 15 of the year that is three years after the end of the calendar year in which the services were provided for which Bonus Rights may be granted.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Unit’s were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan “”DRIP Plan”) accrued since the grant date.

For the year ended December 31, 2005 a total of $0.6 million was recorded as compensation expense in respect of the Bonus Rights granted during the year (2004 – nil).  There were no Bonus Rights vested or exercised during the year.

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Trust Units
Balance, December 31, 2004	-
Granted	25,478
Cancelled	(1,226)
Balance, December 31, 2005	24,252

9.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $94.3 million as at December 31, 2005 based on an undiscounted total future liability of $190.2 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  PET used a credit adjusted risk free rate of 7.7% to calculate the present value of the asset retirement obligation.

The following table reconciles PET’s asset retirement obligations:

	2005	2004
Obligation, beginning of year	$ 34,116	$ 21,701
Obligations incurred	8,232	-
Obligations acquired (note 4)	13,267	10,325
Revision to obligation estimates	35,704	-
Expenditures for obligations during the year	(660)	-
Accretion expense	3,617	2,090
Obligation, end of year	$ 94,276	$ 34,116

10.

FINANCIAL INSTRUMENTS

PET’s financial instruments included in the balance sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt.  The fair value of these items approximated their carrying amount at December 31, 2005 and 2004 due to their short-term nature.

Natural gas commodity price hedges

At December 31, 2005, PET had entered into financial forward sales arrangements summarized as follows:

Volumes at AECO
(Gigajoules/day)(“GJ/d”)	Price ($/GJ)	Term
65,000 GJ/d	$ 8.40	January 2006 – March 2006
20,000 GJ/d	$ 8.01	April 2006 – October 2006

Had these contracts been settled on December 31, 2005 using prices in effect at that time, the settlement payment would have totaled $20.5million.

11.

COMMITMENTS

At December 31, 2005, the Trust had entered into physical gas sales arrangements as follows:

Volumes at AECO (Gigajoules/day)(“GJ/d”)	Price ($/GJ)			Term
	Fixed	Floor	Ceiling
65,000 GJ/d	$8.50	-	-	January 2006 – March 2006
25,000 GJ/d	$8.03	-	-	April 2006 – October 2006
5,000 GJ/d	-	$9.00	$12.50	April 2006 – October 2006

12.

12.   INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2005	2004
Earnings (loss) before income taxes	$ 60,671	$ (44,302)
Less non-taxable earnings of the Trust	(74,135)	(25,983)
Loss for tax purposes	(13,464)	(70,285)
Combined federal and provincial tax rate	39.09%	40.43%
Computed income tax reduction	(5,262)	(28,416)
Increase (decrease) in income taxes resulting from:
Non-deductible Crown charges	1,681	587
Resource allowance	(507)	(748)
Capital taxes	320	852
Valuation allowance	2,556	-
Change in tax rate	13	967
Future income tax reduction	$ (1,199)	$ (26,758)

The components of the Trust’s subsidiaries’ future income tax liability at December 31 are as follows:

	2005	2004
Future income taxes:
Oil and natural gas properties	$ 6,903	$ 11,865
Asset retirement obligations	(2,765)	(1,450)
Non-capital losses	(6,390)	(8,048)
Valuation allowance	2,559	-
Other	(307)	(279)
	$ -	$ 2,088

For the entities that are not subject to tax, the net difference between the tax basis and the carrying amount is $180.2 million.

13.

GAS OVER BITUMEN ISSUE

Following a Final Hearing on the matter the Alberta Energy and Utilities Board (the “AEUB”) issued its final decision, Decision 2005-122 on November 12, 2005, substantially confirming the previously ordered shut-in of Wabiskaw-McMurray natural gas production in northeast Alberta.  During the year ended December 31, 2005 the Trust incurred $1.0 million in legal and consulting expenditures directly related to the gas over bitumen issue (2004 - $1.2 million).

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at 1 percent after the first year of shut-in increasing at 1 percent per annum based on the period of time such zones remained shut-in to a maximum of 10 percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2005 PET had recorded $41.8 million for cumulative gas over bitumen royalty adjustments received to that date.

14.

SUBSEQUENT EVENTS

a)  On February 16, 2006 the Trust acquired all the issued and outstanding shares of a private oil and gas exploration and development company for cash consideration of approximately $92 million.

b)  On March 15, 2006, the Trust announced that it had entered into an agreement with a syndicate of underwriters to issue $100.0 million of 6.25% convertible extendible unsecured subordinated Debentures.  The offereing is expected to close on April 6, 2006.

15.

15.    RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY

         ACCEPTED IN THE UNITED STATES

The consolidated financial statements of the Trust have been prepared in accordance with Canadian GAAP which, in most respects, conform to US GAAP. Significant differences between Canadian and US GAAP, as they apply to the Trust, are as follows:

Consolidated Statements of Earnings (Loss)

(thousands of Canadian dollars, except for per Trust Unit amounts)

	Year Ended December 31
	2005	2004

Net earnings (loss) - Canadian GAAP, as reported	$ 61,870	$ (17,544)
US GAAP adjustments:
Derivative financial instruments (b)	(22,233)	4,000
Accretion expense on convertible debentures (d)	118	-
Net earnings (loss) – US GAAP	$ 39,755	$ (13,544)
Net earnings (loss) per Trust Unit before change in redemption value of Trust Units – US GAAP
Basic	$ 0.53	$ (0.25)
Diluted	$ 0.52	$ (0.25)
Net loss per Trust Unit after change in redemption value of Trust Units – US GAAP (b)
Basic	$ (8.96)	$ (8.82)
Diluted	$ (8.88)	$ (8.82)

Consolidated Balance Sheets

(thousands of Canadian dollars)

	December 31
	2005	2005	2004	2004
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP

Accounts payable (a)	(36,910)	(59,143)	(21,674)	(21,674)
Convertible debentures (d)	(64,888)	(65,260)	(38,419)	(38,419)
Temporary equity (b)	---	(1,645,760)	---	(933,653)
Unitholders’ capital (b)	(769,210)	---	(495,862)	---
Equity component of convertible debentures (d)	(490)	---	---	---
Deficit (a) (b) (e)	379,109	1,277,774	235,947	673,738

a)  Accounting for Derivative Financial Instruments

Under US GAAP entities are required to account for derivative financial instruments in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.  Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with equal or lesser amounts of changes in the fair value of the hedge item.

For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in earnings.  Any portion of the change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in earnings each period.

Under US GAAP, the physical fixed-price forward gas sales contracts entered into by PET qualify as derivatives but do not qualify as effective hedges. Accordingly, the gains and losses, including unrealized amounts, have been included in earnings (loss) as they arise.  The Trust had an unrealized loss on physical natural gas contracts of $22.2 million at December 31, 2005 (nil at December 31, 2004).

b)  Unitholders’ Equity

Unitholders’ equity consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for PET to retain its Canadian mutual trust fund status. The holders are entitled to receive a price per Trust Unit equal to the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the closing market price of the Trust Units on the redemption date.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value from year to year are charged to accumulated earnings and reduced earnings available to Unitholders for purposes of determining earnings per Unit. All components of Unitholders’ equity related to Trust Units are eliminated. For the years ended December 31, 2005 and 2004, accumulated earnings were reduced by $712.1 million and $464.4 million corresponding to increases in the redemption value of the Trust Units for the respective periods.

c)  Other Comprehensive Income

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net income.

d)

Convertible Debentures

Under EITF 99-1, convertible debentures are to be classified entirely as debt rather than equity.  As a result, the Trust has reclassified $0.5 million related to the equity component of convertible debentures under Canadian GAAP to the liability component of convertible debentures for US GAAP.  In addition, $0.1 million in accretion related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP.

e)

Investment

The fair value of the Trust’s investment is not readily determinable and consequently is not marked to market and does not give rise to a difference between Canadian GAAP and US GAAP.

f)

Recent U.S. Accounting Pronouncements

In 2004, the FASB issued FAS 153 “Exchange of Non-monetary Assets”.  This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”.  Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged.  Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle.  FAS 153 eliminates APB Opinion 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchange of non-monetary assets that do not have commercial substance.  For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange.  The provisions of this statement are effective for non-monetary asset exchanges that occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively.  Earlier application is permitted for non-monetary asset exchanges that occur in fiscal periods beginning after the issue date of this statement.  We do not expect that the adoption of this statement will have any material impact on our financial statements.

In 2005, the FASB issued Statement No. 123R “Share-Based Payments” (“FAS 123R”).  Based on guidance in FAS 123R, the Rights granted under the Trust’s Unit Incentive Plan and Bonus Rights Plan would be considered liability awards whereas they are currently being accounted for as equity awards.  The provisions of FAS123R are effective for fiscal years beginning after July 15, 2005.  The Trust is currently assessing the impact of this statement on our financial statements.

In 2005, the FASB issued Statement No. 154 “Accounting Changes and Error Corrections” (“FAS 154”), which addresses the requirements for the accounting and reporting of a change in accounting principle.  FAS 154 requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific or cumulative effects of the change.  The statement is effective for fiscal years beginning after December 15, 2005.  We do not expect that the adoption of this statement will have a material impact on our financial statements.